As filed with the United States Securities and Exchange Commission June 12, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

McMoRan Exploration Co.

(Name of Subject Company – Issuer)

McMoRan Exploration Co.

(Name of Filing Person – Issuer)

5¼% Convertible Senior Notes due 2013

4% Convertible Senior Notes due 2017

(Title of Class of Securities)

582411 AM6

(Relating to the 5¼% Convertible Senior Notes due 2013)

582411 AK0 and 582411 AJ3

(Relating to the 4% Convertible Senior Notes due 2017)

(CUSIP Number of Class of Securities)

Douglas N. Currault II

Assistant General Counsel and Assistant Secretary

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, LA 70112

Telephone: (504) 582-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Monique A. Cenac, Esq.

Jones Walker LLP

333 N. Central Avenue

Phoenix, Arizona 85004

Telephone: (602) 366-7889

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$267,832,000	$36,533

*	The transaction valuation is estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction valuation estimate assumes the tender of $67,832,000 aggregate principal amount of our outstanding 5¼% Convertible Senior Notes due 2013 and $200,000,000 aggregate principal amount of our outstanding 4% Convertible Senior Notes due 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the transaction valuation by $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by McMoRan Exploration Co., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 4, 2013 (as amended and supplemented, the “Schedule TO”), in connection with the Company’s offer to repurchase for cash any and all of the Company’s 4% Convertible Senior Notes due 2014 (the “4% Notes”) and 5 ¼% Convertible Senior Notes due 2013 (the “5 ¼% Notes”, and together with the 4% Notes, the “Notes”) at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, on the terms and subject to the conditions set forth in the Notice of Change in Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

•	All references to “5:00 p.m., New York City time, on July 18, 2013” set forth in the Offer to Purchase are hereby amended to be references to “11:59 p.m., New York City time, on July 18, 2013”.

•	The final paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“No person has been authorized to give any information or to make any representations other than those contained in the Repurchase Right Materials and, if given or made, such information or representations must not be relied upon as having been authorized. The Repurchase Right Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in any state in which such offer or solicitation is unlawful pursuant to the laws of such state. The delivery of the Repurchase Right Materials shall not under any circumstances create any implication that the information contained in the Repurchase Right Materials is current as of any time subsequent to the date of such information. If either of the offers to purchase is amended in a manner determined by us to constitute a material change, we will promptly disclose this amendment by means of a public announcement or a supplement to this Offer to Purchase that will be distributed to the holders of the Notes and, if required by law, such offer to purchase will be extended.”

•	The section of the Offer to Purchase entitled “Cautionary Note Regarding Forward-Looking Statements” is hereby amended by deleting the following language from the first paragraph thereunder:

“within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”)”

•	The information set forth in the Offer to Purchase under the heading “4.2 Agreement to Be Bound.” is hereby amended and restated in its entirety as follows:

“4.2 Agreement to Be Bound. By tendering Notes through the transmittal procedures of DTC, a holder acknowledges and agrees as follows:

•	pursuant to the Repurchase Right, such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the applicable Notes and in the applicable Indenture;

•	such holder has received this Offer to Purchase;

•	~~such holder agrees to all of the terms of the Repurchase Right Materials;~~

•

upon the terms and subject to the conditions set forth in the Repurchase Right Materials, and effective upon the acceptance for payment of the holder’s Notes, such holder (i) irrevocably sells, assigns and transfers to us all right, title and interest in and to all of the Notes tendered, ~~(ii) waives any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates from any and all claims such holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any defeasance of the Notes~~ and (i~~v~~i) irrevocably constitutes and appoints the applicable Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agents will have no rights to, or control over, funds from us, except as agent for us, for the Repurchase Price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Offer to Purchase;

•

such holder represents and warrants that such holder (i) owns the Notes tendered and is entitled to tender such Notes and (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered and that when such Notes are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•

such holder agrees, upon request from us, to execute and deliver any additional documents deemed by the applicable Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered;

•

such holder understands that all Notes validly tendered for purchase and not validly withdrawn prior to ~~5:00~~ 11:59 p.m., New York City time, on the Expiration Date will be purchased at the Repurchase Price, in cash, subject to the terms and conditions of the Repurchase Right Materials, as amended and supplemented from time to time, on the Repurchase Date;

•

payment for Notes purchased pursuant to the Repurchase Right Materials will be made by deposit of the Repurchase Price for such Notes with the applicable Paying Agent, which will act as agent for tendering holders for the purpose of receiving payments from us and transmitting such payments to such holders;

•

tenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Offer to Purchase at any time prior to ~~5:00~~ 11:59 p.m., New York City time, on the Expiration Date;

•

all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the holder and every obligation of the holder and shall be binding upon the holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•

the delivery and tender of the Notes is not effective, and the risk of loss of the Notes does not pass to the applicable Paying Agent, until receipt by the applicable Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•

all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Notes pursuant to the procedures described in this Offer to Purchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.”

•	The information set forth in the Offer to Purchase under the heading “12. Certain U.S. Tax Considerations.” is hereby amended by deleting the following language thereunder:

“Internal Revenue Service Circular 230 Notice

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (“IRS”) CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) TAXPAYERS SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.”

•	The information set forth in the Offer to Purchase under the heading “13. Additional Information.” is hereby amended by deleting the following language from the third paragraph thereunder:

“•	All documents the Company filed with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase and prior to 5:30 p.m., New York City time, on the Repurchase Date;

•

All documents FCX filed with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase and prior to 5:30 p.m., New York City time, on the Repurchase Date;”

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)*	Notice of Change of Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013.

(a)(2)	Joint press release of Freeport-McMoRan Copper & Gold Inc. and the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(b)(1)	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)(2)	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(d)(1)	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)(2)	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)(1)).

(d)(3)	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)(1)).

(d)(4)	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)(1)).

(d)(5)	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)(1)).

(d)(6)	Indenture dated as of December 30, 2010, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed January 4, 2011).

(d)(7)	First Supplemental Indenture dated as of June 3, 2013, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(8)	Indenture dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 13, 2013).

(d)(9)	First Supplemental Indenture dated as of June 3, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(10)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on May 3, 2013 (the “Proxy Statement”)).

(d)(11)	Supplemental Disclosure to the Proxy Statement (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2013).

(g)	None.

(h)	None.

*	Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

McMoRan Exploration Co.

By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee Senior Vice President and Chief Financial Officer (Principal Financial Officer)

Dated: June 12, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Notice of Change of Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013.

(a)(2)	Joint press release of Freeport-McMoRan Copper & Gold Inc. and the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(b)(1)	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)(2)	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(d)(1)	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)(2)	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)(1)).

(d)(3)	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)(1)).

(d)(4)	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)(1)).

(d)(5)	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)(1)).

(d)(6)	Indenture dated as of December 30, 2010, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed January 4, 2011).

(d)(7)	First Supplemental Indenture dated as of June 3, 2013, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(8)	Indenture dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 13, 2013).

(d)(9)	First Supplemental Indenture dated as of June 3, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(10)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on May 3, 2013 (the “Proxy Statement”)).

(d)(11)	Supplemental Disclosure to the Proxy Statement (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2013).

(g)	None.

(h)	None.

*	Previously filed.

E-1